SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13D

                     INFORMATION TO BE INCLUDED IN STATEMENTS
                     FILED PURSUANT TO RULES 13-d-1(a) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                         RULE13d-2(a) (AMENDMENT No. 2*)

                    Under the Securities Exchange Act of 1934

                     FIRST CHESAPEAKE FINANCIAL CORPORATION
              ----------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   319452 10 8
              ----------------------------------------------------
                                 (CUSIP Number)

                                   Mark Glatz
                               7010 Redcoat Drive
                               Flourtown, PA 19031
                                 (215) 836-5860
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 2000
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d [1(c), 13d-1(f) or 13d-1(g)], check the following box [ ]

Note: Schedules filed in paper format shall include a singed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)] for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 319452 10 8                 13D                      Page 2 of 4 pages

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1   NAME OF REPORTING PERSON

         Mark Glatz
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)   [ ]
                                                 (b)   [ ]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*    SC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                           [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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7      SOLE VOTING POWER NUMBER OF SHARES 1,521,403 SHARES BENEFICIALLY

8        SHARED VOTING POWER -0- SHARES OWNED BY EACH  REPORTING

9        SOLE DISPOSITIVE POWER 1,521,403 SHARES

10       SHARED DISPOSITIVE POWER -0- SHARES
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,521,403
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              12.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                          IN
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Item 1.  Security and Issuer.

         This statement relates to shares of common stock, no par value, ("Common Stock") of First Chesapeake Financial Corporation (the "Company" or the "Issuer"). The principal executive offices of the Issuer are 12 E. Oregon Avenue, Philadelphia, Pennsylvania 19148.

Item 2.  Identity and Background.

         (a) Mark Glatz is the person filing this report. Mark Glatz may be known hereafter as the "Reporting Person".

        (b) The Reporting Person has a residential address at 7010 Redcoat Drive, Flourtown, PA 19031.

CUSIP No. 319452 10 8                 13D                      Page 3 of 4 pages


         (c) The principal occupation of Mr. Glatz is Chief Financial Officer of the Issuer.

         (d) During the last five years, Mr. Glatz was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Glatz has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Mr. Glatz is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

         In December 2000, Mr. Glatz acquired 3,333 shares of Common Stock pursuant to the Company's issuance of additional common stock in the Company's 1999 and 2000 private placements equating to a 10% additional stock issuance to each participant.

         On December 29, 2000, the Executive Compensation Committee awarded 250,000 options to purchase Common Stock under the Company's 1999 Non-Qualified Stock Option Plan to Mr. Glatz as partial compensation for his services as Chief Financial Officer of the Company. The options have an exercise price of $0.55 per share and expire on December 29, 2005.

         As of December 31, 2000, the Company issued 394,767 shares to Mr. Glatz in exchange for conversion of $150,000 of debt into common stock.

Item 4.  Purpose of the Transaction.

         Mr. Glatz has acquired the Common Stock and options for investment purposes. Mr. Glatz may, in the future, acquire additional shares of Common Stock or dispose of all or a portion of the shares of Common Stock that he now owns, but he has not currently determined the amount, if any, or the timing of such additional transactions. On July 9, 1998, Mr. Glatz was appointed Director and Chief Financial Officer of the Issuer. Other than as referred to herein, at December 31, 2000 Mr. Glatz had no specific plans or proposals that relate to or would result in: (1) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
(2) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries; (3) any change in the present Board of Directors or management of the Issuer; (4) any material change in the present capitalization or dividend policy of the Issuer; (5) any other material changes in the Issuer's corporate structure or business; (6) any changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which might impede the acquisition of control of the Issuer by any person; (7) a class of securities of the Issuer ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (8) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to the Securities Exchange Act of 1934, as amended; or (9) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Glatz is the direct beneficial owner of 1,521,403 shares of Common Stock (including 570,000 shares of Common Stock issuable upon the exercise of options). Consequently, Mr. Glatz may be deemed to beneficially own an aggregate total of 1,521,403 shares of Common Stock, or 12.9% of the Issuer's Common Stock, calculated in accordance with Rule 13d-3.

CUSIP No. 319452 10 8                 13D                      Page 4 of 4 pages

         (b) Mr. Glatz has sole voting power of 1,521,403 shares of Common Stock of the Issuer and sole dispositive power of all 1,521,403 shares of Common Stock.

         (c) Mr. Glatz has not effected any transactions in the securities of the Issuer during the past sixty days.

         (d) No person other than Mr. Glatz has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock owned of record by him.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Issuer.

         None.

Item 7.  Material to Be Filed as Exhibits.

         None.


                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                  DATE: April 26, 2001


                                  By: /s/ Mark Glatz
                                     ------------------
                                     Mark Glatz